OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70124

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2023 (MM/DD/YY) AND ENDING 09/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: William Hood & Company LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1330 Avenue of the Americas, 6th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero	(212)-668-8700	mromero@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Hood _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of William Hood & Company LLC _____, as of 9/30 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MONIQUE ROMERO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6308967
Qualified in New York County
My Commission Expires 8/4/2026

Signature: _____

Title: _____
CEO

Monique Romero
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

William Hood & Company, LLC
(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Report on Audit of Financial Statements and
Supplementary Information
As of and for the Year Ended September 30, 2024

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

As of and for the Year Ended September 30, 2024

Contents

Financial Statements

Supplementary Information

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us

forvis mazars

Report of Independent Registered Public Accounting Firm

Management and Sole-Member
William Hood & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of William Hood & Company, LLC (the Company) as of September 30, 2024, the related statements of operations, changes in member's equity, and cash flows for the year ended September 30, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the year then ended September 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
November 8, 2024

William Hood & Company, LLC
(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)
Statement of Financial Condition
As of September 30, 2024

ASSETS

Cash	$	1,914,103
Restricted cash		276,770
Accounts receivable		22,667
Prepaid expenses		48,836
Right of use asset		2,116,322
Property and equipment, net		238,652
Other assets		93,522
TOTAL ASSETS	$	4,710,872

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Operating lease liability	$	2,232,478
Contract liabilities		1,000,000
Accounts payable and accrued expenses		87,050
TOTAL LIABILITIES	$	3,319,528
MEMBER'S EQUITY		1,391,344
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,710,872

See Notes to Financial Statements.

2

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Statement of Operations
For the Year Ended September 30, 2024

REVENUE:

Investment banking income	$	12,487,249
Expense reimbursement income		54,993
Interest income		40,095
Total Revenue	$	12,582,337

OPERATING EXPENSES:

Compensation expense and related costs	4,127,810
Commission expense	1,750,000
Travel and entertainment expense	386,762
Insurance expense	380,902
Professional fees	355,978
Other expenses	343,453
Rent expense	203,164
Regulatory expense	51,467
Marketing expense	51,164
Total Expenses	7,650,700

NET INCOME	$	4,931,637

See Notes to Financial Statements.

William Hood & Company, LLC
(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)
Statement of Changes in Member's Equity
For the Year Ended September 30, 2024

MEMBER'S EQUITY, OCTOBER 1, 2023	$ 1,609,707
Member's contributions	1,500,000
Member's distributions	(6,650,000)
Net income	4,931,637
MEMBER'S EQUITY, SEPTEMBER 30, 2024	$ 1,391,344

See Notes to Financial Statements.

4

William Hood & Company, LLC
(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)
Statement of Cash Flows
For the Year Ended September 30, 2024

OPERATING ACTIVITIES:		
Net income	$	4,931,637
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		14,668
Net change in operating assets:		
Decrease in accounts receivable		5,907
Increase in prepaid expenses		(5,360)
Decrease in right of use asset		255,534
Increase in other assets		(93,522)
Net change in operating liabilities:		
Increase in contract liabilities		512,751
Increase in accounts payable and accrued expenses		4,578
Decrease in operating lease liability		(143,968)
Net Cash Provided by Operating Activities		5,482,225
INVESTING ACTIVITIES:		
Purchases of property and equipment		(253,319)
Net Cash Used in Investing Activities		(253,319)
FINANCING ACTIVITIES:		
Member's contributions		1,500,000
Member's distributions		(6,650,000)
Net Cash Used in Financing Activities		(5,150,000)
NET INCREASE IN CASH		78,906
CASH AT BEGINNING OF YEAR		2,111,967
CASH AT END OF YEAR	$	2,190,873
CASH CONSISTS OF:		
Cash	$	1,914,103
Restricted Cash		276,770
Total Cash	$	2,190,873
Supplementary disclosures of non-cash operating activities		
Operating lease: right of use assets and lease liabilities	$	2,123,237

See Notes to Financial Statements.

1. Organization and Nature of Business

William Hood & Company, LLC (the "Company") was approved for FINRA membership on August 28, 2018. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business activities include advising clients on potential merger and acquisition opportunities, consulting relating to these activities and fundraising. Effective February 11, 2021 FINRA approved the Company's continuing membership application for a material change in business operations. As such, the Company has been approved to expand its business operations to include activities as a "best efforts" underwriter and selling group participant (but not as manager, co-manager, or initial purchaser) in a firm commitment underwriting.

2. Significant Accounting Policies

Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in a checking account, savings account and money market account held at financial institutions. Restricted cash is included in cash for the purposes of the statement of cash flows.

Revenue recognition - The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. The Company's investment banking income is comprised of mergers and acquisitions advisory services, "best efforts" underwriting, selling group participant (but not as manager, co-manager, or initial purchaser) in a firm commitment underwriting, for clients, as well as consulting and fundraising services, all of which are earned only when capital is raised and closings are effected or other performance obligations are satisfied, in accordance with the terms of the contracts with clients.

Revenue for investment banking is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Revenue earned not received is recognized as accounts receivable on the statement of financial condition.

On occasion, additional consideration is promised within the contract. These investment banking fees are contingent upon the occurrence of future events. Due to the amount of the consideration being highly susceptible to factors outside of the Company's influence, the fees are considered earned after the future event has occurred.

2. Significant Accounting Policies (Continued)

The Company incurs costs from time to time which, per the terms of the engagement letter, are reimbursable. These out-of-pocket costs include expenses such as travel and lodging. The Company considers the customer reimbursements of company costs as part of the overall contract price, and subject to the same accounting guidance as any other variable consideration, as it is probable that a significant reversal of revenue will not occur. The cost the Company incurs are fulfillment costs. Therefore, typical out of pocket expenses and the reimbursements of such costs from the client are presented on a gross basis and are recognized as revenue at the point in time when such reimbursable costs are incurred.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments - Credit Losses (Topic 326). The main objective of Topic 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replaced the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and accounts receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses.

The receivable balance as of October 1, 2023 was $28,574. The receivable balance as of September 30, 2024 was $22,667.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The contract liability activity for the year ended September 30, 2024 included an opening balance of $487,249 as of October 1, 2023 along with additions of $750,000 during the fiscal year and reduced by earnings of $237,249 during the fiscal year. As of September 30, 2024, the Company had contract liabilities of $1,000,000 included in deferred revenue within the Statement of Financial Condition.

Income taxes – The Company is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the Company. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

Propery and equipment – For the year ended September 30, 2024, the Company capitalized $253,319 in costs related to the buildout and furnishing of its new office space. Depreciation expense of $14,668 was recorded for the year ended September 30, 2024. Property and equipment are depreciated on a straight-line basis over their estimated useful lives and, in the case of leasehold improvements, over the shorter of such life or the lease term.

2. Significant Accounting Policies (Continued)

Property and equipment consisted of the following at September 30, 2024:

Furniture, fixtures and equipment	$	155,237
Leasehold improvements		185,233
Property and equipment, at cost	$	340,470
Less: accumulated depreciation		(101,818)
Net property and equipment	$	238,652

Estimated useful lives of assets in years:

Leasehold improvements	6.5
Furniture and equipment	7

Uncertain tax positions - The Company is in accordance with the terms of FASB Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"),* which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Topic 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of September 30, 2024, and does not expect any material adjustments to be made.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable - Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At September 30, 2024, the Company had net capital of $705,812 which was $625,259 in excess of its required net capital of $80,553. The Company's ratio of aggregate indebtedness to net capital was 171.19%.

4. Concentrations of Credit Risk

Cash - The Company maintains principally all cash balances in two financial institutions which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on these accounts. As of September 30, 2024, the amount in excess of insured limits of $250,000 was $1,626.575.

Revenue - For the year ended September 30, 2024, 93% of gross revenues was derived from one customer.

Receivables - The balance receivable from three customers accounted for 76% of the total accounts receivable.

5. Right of use asset and lease liability

In connection with FASB Topic 842 regarding leases, the Company recorded a right of use asset, as well as a corresponding lease liability for each lease entered into by the Company. The asset and liability were amortized monthly during the fiscal year ended September 30, 2024. Total rent expense for the year ended September 30, 2024 was $203,164. The lease entered into on October 16, 2018 has a remaining term of 1 year and an incremental borrowing rate of 5% on the lease liability. The lease entered into on September 1, 2024 has a remaining term of 6.5 years and an incremental borrowing rate of 9% on the lease liability.

6. Commitments and Contingencies

Office Leases - The Company entered into an agreement to lease office space in New York City, NY beginning October 16, 2018 and ending September 30, 2025. The Company entered into another agreement to rent additional office space in New York City, NY beginning September 1, 2024 and ending February 28, 2031.

The minimum base rental commitments under the leases at September 30, 2024, are as follows:

2025	381,758
2026	462,563
2027	470,657
2028	478,894
2029	490,843
Thereafter	766,738
Total	3,051,453
Less: imputed interest	818,975
Lease liability	$ 2,232,478

The weighted average remaining lease term is 6.14 years. The weighted average discount rate is 8.8%.

The leases are secured by two separate irrevocable letters of credit with a total of $275,194.

7. Restricted Cash

The Company has cash at two banks with a total amount of $276,770 that secures two irrevocable letters of credit in favor of the landlords.

8. Reimbursed Expense

In the course of providing investment banking services to its clients, the Company incurs costs primarily related to travel and entertainment for which it gets reimbursed from its clients. Reimbursed expenses in the amount of $54,993 are presented gross on the statement of operations.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2024 and November 8, 2024, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement. There were no events or transactions that occurred that would have a material impact on the financial statements.

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2024
Schedule I

MEMBER'S EQUITY		$ 1,391,344
DEDUCTIONS AND/OR CHARGES:		
Restricted cash		(276,770)
Prepaid expenses		(48,836)
Accounts receivable		(22,667)
Property and equipment		(243,737)
Other assets		(93,522)
NET CAPITAL		$ 705,812
AGGREGATE INDEBTEDNESS:		
Contract liabilities		$ 1,000,000
Accounts payable and accrued expenses		87,050
Operating lease liability	$2,123,237	
Less: Right of use asset	(2,001,997)	121,240
		$ 1,208,290
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $50,000 or 6.67% of aggregate indebtedness)		$ 80,553
Excess net capital		$ 625,259
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement		$ 584,983
Percentage of aggregate indebtedness to net capital		171.19%

There are no material differences between the preceding computation and the Company's mostly recently filed unaudited Part II of Form X-17A-5 as amended on November 5, 2024.

See Report of Independent Registered Accounting Firm and
Notes to Financial Statements.

11

William Hood & Company, LLC

(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

Schedule II

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 but rather relies on Footnote 74 to SEC Release 34-70073 as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers. The Company does not carry accounts of or for customers and does not carry PAB accounts. The Company's business activities are exclusively limited to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, (2) consulting related to these activities, (3) fundraising and (4) "best efforts" underwriting and selling group participant in a "firm commitment" underwriting in which the Company does not act or be identified as acting as a manager, co-manager or initial purchaser.

See Report of Independent Registered Accounting Firm and Notes to Financial Statements.

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us

forv/s
mazars

Report of Independent Registered Public Accounting Firm

Management and Sole-Member
William Hood & Company, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) William Hood & Company, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, 2) consulting related to these activities, 3) fundraising, and 4) "best efforts" underwriting and selling group participant in a "firm commitment" underwriting in which the Company does not act or be identified as acting as a manager, co-manager or initial purchaser. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

William Hood & Company, LLC's management is responsible of compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Forvis Mazars, LLP

Woodbury, New York
November 8, 2024

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited



WILLIAM HOOD & COMPANY LLC
(A Wholly-Owned Subsidiary of WHC Holdings Company, LLC)
EXEMPTION REPORT

William Hood & Company LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, (2) consulting related to these activities, (3) fundraising and (4) "best efforts" underwriting and selling group participant in a "firm commitment" underwriting in which the Company does not act or be identified as acting as a manager, co-manager or initial purchaser. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

William Hood & Company LLC

I, William Hood, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Authorized Signature: William Hood

Title: CEO
Date: November 8, 2024